FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	BVF Partners L.P.				Biocryst Pharmaceuticals Inc. ("BCRX")				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	227 West Monroe Street, Suite 4800						February 7, 2003

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by one Reporting Person X Form filed by More than
	Chicago,	Illinois	60606						one Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/7/03				P			900	A	$0.8897				(1)		(1)(2)

	Common Stock		2/7/03				P			1,000	A	$0.8897				(1)		(1)(3)

	Common Stock		2/7/03				P			2,000	A	$0.8897				(1)		(1)(4)

	Common Stock		2/10/03				P			200	A	$0.8988				(1)		(1)(2)

	Common Stock		2/10/03				P			1,000	A	$0.8988				(1)		(1)(4)

														2,118,600

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
The shares reported in this response are beneficially owned by BVF Partners L.P., a Delaware limited partnership ("Partners"), the designated filer of this joint filing on Form 4, and by its general partner, BVF Inc., a Delaware corporation ("BVF Inc."), which is also an investment advisor to Partners. Partners is the general partner of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P.") and Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2, L.P."), both investment limited partnerships. Partners also is the manager of BVF Investments L.L.C., a Delaware limited liability company ("Investments"). Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock reported in Table I as being beneficially owned by Investments. Mark N. Lampert is the sole shareholder and sole director of BVF Inc., and is an officer of BVF Inc. This joint filing on Form 4 shall not be deemed an admission that Mark N. Lampert is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this joint filing.

(2)
Shares beneficially owned by BVF, L.P.

(3)
Shares beneficially owned by BVF2, L.P.

(4)
Shares beneficially owned by Investments.

BVF Partners L.P.
By:	BVF Inc., its general partner
By:	/s/ MARK N. LAMPERT ** Signature of Reporting Person	February 11, 2003 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Control Number.

FORM 4 (Continued)

Listing of the names and addresses of other reporting persons:
1.	Biotechnology Value Fund, L.P.	BIOTECHNOLOGY VALUE FUND, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	February 11, 2003 Date

2.	Biotechnology Value Fund II, L.P.	BIOTECHNOLOGY VALUE FUND II, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	February 11, 2003 Date

3.	BVF Investments, L.L.C.	BVF INVESTMENTS, L.L.C.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its manager

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	February 11, 2003 Date

4.	BVF Inc.	BVF INC.
One Sansome Street, 31st Floor
	San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			February 11, 2003 Date

5.	Mark N. Lampert One Sansome Street, 31st Floor San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			February 11, 2003 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Control Number.

SEC 1474 (9-02)